UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
_____________________________________________________________________________

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

_____________________________________________________________________________

COMMISSION FILE NUMBER: 0-8084

_____________________________________________________________________________

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

_____________________________________________________________________________

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the
Connecticut Water Company

Financial Statements
(With Supplementary Information)
and Report of Independent Registered Public Accounting Firm

Years Ended December 31, 2018 and 2017

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of Savings Plan of the Connecticut Water Company

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Savings Plan of the Connecticut Water Company (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2018 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2008.

/s/ CohnReznick LLP
Hartford, Connecticut
June 21, 2019

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value:
Mutual funds	$27,888,570	$30,108,515
Connecticut Water Service, Inc. common stock fund	2,521,310	3,178,323
Collective investment trust	1,750,325	1,476,288
Total investments	32,160,205	34,763,126

Receivables:
Notes receivable from participants	873,627	739,000
Net assets available for benefits	$33,033,832	$35,502,126

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributable to:
Investment income (loss):
Dividends	$577,158	$503,080
Net (depreciation) appreciation in fair value of investments	(1,917,664)	4,366,423
	(1,340,506)	4,869,503

Interest income on notes receivable from participants	41,362	31,361

Other income	1,246	2,388

Contributions:
Employee contributions (including rollovers)	1,835,326	2,297,743
Employer contributions	819,318	719,988
	2,654,644	3,017,731

Total additions	1,356,746	7,920,983

Deductions from net assets attributable to:
Benefits paid to participants	3,739,429	2,377,880
Administrative expenses (see Note 2)	85,611	87,410
Total deductions	3,825,040	2,465,290

Net (decrease) increase	(2,468,294)	5,455,693

Net assets available for benefits, beginning of year	35,502,126	30,046,433
Net assets available for benefits, end of year	$33,033,832	$35,502,126

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2018 and 2017

1.  Description of the Plan

The following description of Savings Plan of the Connecticut Water Company (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Connecticut Water Company (the “Company”) is a wholly-owned subsidiary of Connecticut Water Service, Inc.  The Plan was established by the Board of Directors of the Company in 1985 and has been amended and restated since that date.  The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company and, effective January 1, 2012, The Maine Water Company, a wholly-owned subsidiary of Connecticut Water Service, Inc.

The Company amended the Plan effective January 1, 2016 in order to bring all previous amendments under one, updated plan document. Additionally, the Plan was amended on February 27, 2017 and July 1, 2017, to allow eligible employees of The Heritage Village Water Company (“HVWC”) and The Avon Water Company (“Avon Water”), respectively. The eligible employees from HVWC and Avon Water contributed $962,222 in rollover contributions upon joining the Plan. As under the purchase agreement with Avon Water, the Company made a discretionary contribution for certain eligible employees of Avon Water totaling 10% of their eligible compensation for the year ending December 31, 2017.

Wells Fargo Bank, N.A. serves both as the Plan’s Trustee and record-keeper.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Corporate Finance and Investments Committee determines the Plan’s valuation policies utilizing information provided by Fiduciary Investment Advisors.

Effective January 1, 2009, the Company changed the Plan to meet the requirements of a special Internal Revenue Code (“IRC”) safe harbor.  Under the provisions of this safe harbor plan, as amended and restated effective January 1, 2012, the Company makes an automatic contribution of 3% of eligible compensation for all eligible employees, even if the employee does not elect to make their own contributions.  Employees hired on or after January 1, 2009 are ineligible to participate in the Company’s pension plan; therefore, the Company contributes an additional 1.5% of eligible compensation to the employee’s account.  Additionally, the Plan contains the following provisions as described below:

(a)
Participant salary deferral contributions are made on a pre-tax basis of between 1% and 50% of eligible compensation, or a flat dollar amount up to an annual maximum set by the IRC, for all employees.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute via rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

(b)
New employees are eligible to enroll in the Plan after six months of employment with the Company.  Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(c)	Participants are eligible to receive Company contributions upon Plan enrollment.

Once eligible, employees can elect to enter into a written salary deferral agreement.  Participant loans and hardship withdrawals are permitted.  Changes in contributions are allowed quarterly.

Participants may borrow up to the lesser of $50,000 or 50% of the vested amount of their accounts at the rate of interest of prime rate plus 1%.  The minimum loan amount is $1,000. Notes receivable from participants must be repaid within five years, or before attaining age 65, whichever is shorter.  Notes receivable from participants to purchase a principal residence may be repaid within fifteen years. Principal and interest are paid ratably through payroll deductions over the life of the loan. Delinquent notes receivable from participants are treated as a benefit payment based upon the terms of the Plan document.

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer contributions are deposited into participants’ accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or termination of employment, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed the participant’s life expectancy, or paid out commencing

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2018 and 2017

1.  Description of the Plan (Continued)

at age 70-1/2.  Payment of benefits in the event of death is made to the beneficiaries designated by the participant and initiated by the beneficiary.  A retired or terminated participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout.  Benefits are recorded when paid.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and account earnings.  Participant’s accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company.  Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Prior to age 59-1/2, a participant may withdraw roll-over balances for any reason, subject to tax penalties, if applicable.  Additionally, participants under the age of 59-1/2 are able to withdraw balances attributable to employee contributions for hardship purposes.  Company contributions are not available for in-service distributions due to hardship or following the attainment of age 59-1/2.  Participants may withdraw all or any part of their contributed balance upon having attained age 59-1/2.  Company contributions can be withdrawn at age 70-1/2.

Effective May 1, 2018, the Plan was amended to include a Roth deferral option, an automatic enrollment feature, and an automatic escalation of deferral. The Roth deferral option will allow participants to make after-tax contributions to the Plan. The automatic enrollment feature will require employees to definitively state that they do not wish to be enrolled in the Plan, otherwise they will automatically contribute 3% of their eligible compensation. The automatic escalation feature will increase participants’ withholdings by 1% each year, unless they actively opt out of this feature up to 7% of their eligible compensation. The amendment also changed the definition of eligibility from ‘first day of the quarter following six months of service’ to ‘first of the month following 30 days of service’. The eligibility change does not affect the Plan’s current Non-Elective Safe Harbor Contribution of 3.0% or the 1.5% Discretionary Contribution. Additionally, the Company’s Board of Directors approved certain changes to the Plan’s hardship distribution provisions, effective January 1, 2019, pursuant to the applicable provisions of the Bipartisan Budget Act of 2018.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the Plan administrator directs the Trustee to pay these expenses utilizing Plan assets.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in the net (depreciation) appreciation in fair value of investments. During 2018 and 2017, administrative expenses of $85,611 and $87,410, respectively, were paid to the Trustee out of Plan assets.

Valuation of Investments and Income Recognition
The investments in the accompanying statements of net assets available for benefits are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for more information related to the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2018 and 2017

2. Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, a collective investment trust, and a common stock fund.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

3. Fair Value Measurements

The Plan values its financial instruments based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs is used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial assets carried at fair value at December 31, 2018 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$27,888,570	$—	$—	$27,888,570
Common Stock Fund	—	2,521,310	—	2,521,310
	27,888,570	2,521,310	—	30,409,880
Investments Measured at NAV - Collective Investment Trust	—	—	—	1,750,325
Total Investments, at Fair Value	$27,888,570	$2,521,310	$—	$32,160,205

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2018 and 2017

3. Fair Value Measurements (Continued)

Financial assets carried at fair value at December 31, 2017 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$30,108,515	$—	$—	$30,108,515
Common Stock Fund	—	3,178,323	—	3,178,323
	30,108,515	3,178,323	—	33,286,838
Investments Measured at NAV - Collective Investment Trust	—	—	—	1,476,288
Total Investments, at Fair Value	30,108,515	3,178,323	—	34,763,126

There have been no changes in the methodologies used at December 31, 2018 and 2017.

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Investments in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end using quoted market prices on active markets (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Investments in the common stock fund are valued at the NAV of the units held by the Plan using the closing price reported on the active market on which the individual securities are traded, plus any uninvested cash position (Level 2).

The Plan’s interest in the collective investment trust is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Fair value of investments in entities that use NAV
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2018 and 2017:

2018	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo Stable Return Fund	$1,750,325	—	Daily	1 Day

2017	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo Stable Return Fund	$1,476,288	—	Daily	1 Day

4. Tax Status

The Plan obtained its latest determination letter on September 15, 2010, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2018 and 2017.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2018 and 2017

4. Tax Status (Continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

5. Related-Party Transactions and Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, notes receivable from participants and investments in Connecticut Water Service, Inc. Common Stock Fund are considered party-in-interest transactions. The Plan held 45,719 and 67,864 units of the Company’s Common Stock Fund as of December 31, 2018 and 2017, respectively.  The fair value of the investment in the Company’s Common Stock Fund was $2,521,310 and $3,178,323 as of December 31, 2018 and 2017, respectively.  Net appreciation in the Plan’s investment in Connecticut Water Service, Inc. Common Stock Fund was $494,246 and $153,570 for the years ended December 31, 2018 and 2017, respectively.  Dividends are reinvested in the Plan when paid.  Total dividends paid during the years ended December 31, 2018 and 2017 were approximately $54,000 and $59,000, respectively.

The Plan’s investment in the Wells Fargo Stable Return Fund managed by the Trustee is considered an exempt party-in-interest transaction. Fees incurred by the Plan for investment management services are included in net (depreciation) appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the Trustee of $85,611 and $87,410 for the years ended December 31, 2018 and 2017, respectively, which were not covered by revenue sharing. The Plan sponsor pays directly any other fees related to the Plan’s operations.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2018

		Description of Investment including
	Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest,		Current
	Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	American EuroPacific Growth Fund	Mutual Fund	**	$1,442,372
	American Balanced Fund	Mutual Fund	**	2,176,302
	Vanguard Target Retirement Fund	Mutual Fund	**	14,188
	Vanguard Target Retirement Fund 2015	Mutual Fund	**	138,740
	Vanguard Target Retirement Fund 2020	Mutual Fund	**	1,567,684
	Vanguard Target Retirement Fund 2025	Mutual Fund	**	899,007
	Vanguard Target Retirement Fund 2030	Mutual Fund	**	4,152,608
	Vanguard Target Retirement Fund 2035	Mutual Fund	**	770,508
	Vanguard Target Retirement Fund 2040	Mutual Fund	**	1,929,296
	Vanguard Target Retirement Fund 2045	Mutual Fund	**	469,810
	Vanguard Target Retirement Fund 2050	Mutual Fund	**	406,961
	Vanguard Target Retirement Fund 2055	Mutual Fund	**	165,437
	Vanguard Target Retirement Fund 2060	Mutual Fund	**	31,930
	Vanguard Growth Index Fund	Mutual Fund	**	2,961,880
	Vanguard 500 Index Fund	Mutual Fund	**	2,359,916
	Vanguard Mid Cap Index Fund	Mutual Fund	**	1,262,775
	Vanguard Small Cap Growth Index Fund	Mutual Fund	**	1,892,560
	Vanguard Small Cap Index Fund	Mutual Fund	**	804,305
	Vanguard Value Index Fund	Mutual Fund	**	761,197
	Vanguard Total International Stock Index Fund	Mutual Fund	**	148,066
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	132,904
	MFS Value Fund	Mutual Fund	**	1,929,025
	MetWest Total Return Bond Fund	Mutual Fund	**	1,471,099
	Total Mutual Funds			27,888,570

*	Connecticut Water Service, Inc.	Common Stock Fund	**	2,521,310

*	Wells Fargo Stable Return Fund	Collective Investment Trust	**	1,750,325

*	Participant loans	Interest rates ranging from 4.25% to
		9.25%, maturing between 2019 and
		2023, secured by participant account
		balance	**	873,627

	Total			$33,033,832

*	Indicates a party-in-interest
**	Cost information was omitted since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Date: June 21, 2019	By: /s/ Robert J. Doffek Name: Robert J. Doffek Title: Chief Financial Officer, Treasurer and Controller of The Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm